FIRST INDIANA BANK
3rd Quarter Earnings
Leader, Bud Melton
Conf. ID #2852886
10/15/03

Date of Transcription: October 16, 2003

Operator: Good morning. My name is Tramika and I will be your conference facilitator today. At this time I would like to welcome everyone to the Third Quarters Earnings Conference Call for First Indiana Corporation. All lines have been placed on mute to prevent any background noise.

After the speakers' remarks there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.

I would now like to turn the call over to Marni McKinney, Vice Chairman and CEO. You may begin.

Marni McKinney: Thank you. Good morning, everyone. Welcome to our conference call this morning and thank you for your interest in First Indiana. First I'll read our forward-looking statement and then proceed with our comments.

In our presentation to you today and in the course of answering your questions we may make statements that are not historical but may constitute statements that are considered forward-looking. Such statements of our plans, initiatives, expectations, objectives, strategies, forecasts, expected results and similar expressions may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 as amended.

We intend these forward-looking statements to be covered by the Private Securities Litigation Reform Act of 1995 and are including this statement to invoke those Safe Harbor provisions. Any forward-looking statements are not guarantees of future performance or events. The actual accomplishment of which is inherently uncertain and involves certain risks and uncertainties that are difficult to predict. Therefore, actual future events may differ materially from what we discuss here today.

For a summary of various factors that may affect our future results, we refer you to the risk factors and other cautionary language contained in any of our press releases or our report on Form 10Q or 10K which are on file with the Securities and Exchange Commission.

This morning we would like to recap the results of the third quarter, including the special initiatives we've undertaken to strengthen our balance sheet. Bud Melton will update you on our financial results and I will update you on the CEO search. We will then be pleased to answer any questions that you may have.

The major events of the third quarter include earnings for the quarter were a loss of $2.4 million or 16 cents per share, which we feel is in line with our pre-close announcement of September 19th, 2003. The loan review conducted by the independent firm we engaged during the second quarter was completed and the findings were presented to our audit committee.

As a compliment to the independent firm's work, our internal staff adopted a revised method for reviewing our allowance for loan losses and as a result we added $10 million to our provision this quarter. Our recent hire of Dave Maraman as Chief Lending Officer and Interim Chief Credit Officer is helping the corporation view its commercial lending policies and procedures.

And we are actively engaged in our search for a CEO to replace Bud Melton who as many of you know has announced his retirement. Bud?

Bud Melton: Our net income for the third quarter reflects the previously announced charge to quarterly earnings to significantly increase our allowance for loan losses. As we have disclosed, this addition to our quarterly provision for loan losses was not in reaction to any specific findings in the recently completed independent evaluation of our commercial loan portfolio, but rather results from the extensive continued review of the risk in the bank's loan portfolio.

This significant addition to our allowance increases the level of reserves to 3.15% of total loans, and 138% of non-performing loans. This increase when viewed in conjunction with the findings from the independent evaluation of our commercial loan portfolio and the hiring of our new chief lending officer, signal we feel First Indiana is now well positioned in our ongoing efforts to upgrade our credit culture and quality.

The net charge offs for the quarter were $2.3 million in total which represented a rate of 49 basis points of our total loans. This is broken down to $1.2 million for commercial loan charge offs, and $1.1 million in consumer loan charge offs. We feel this level of charge offs is more indicative of our loan portfolio in the normal course of business.

Non-performing assets ended the quarter at $45.6 million as compared to $44.2 million at the end of the second quarter. Business NPL's increased a bit as we continually evaluate our books relative to an economy in central Indiana which candidly remains challenging.

Net interest margin for the quarter totaled $18.8 million and produced a net interest margin of 3.62%. Both net interest income and the margin continue to be a challenge in this economy due to the combination of three economic events. The Federal Reserve rate reduction in late June has put increased pressure on the net interest margin as deposit rates have little to no room to be priced lower and still maintain our competitiveness. Commercial loan demand remains very soft in our market of central Indiana. And three, despite mortgage rates increasing over the past few months, prepayment speeds have remained high during the third quarter putting further pressure on our margins.

Following the previous reductions in market interest rates, First Indiana's net interest margin declined commensurate with our asset sensitive structure. However, such a structure has in the past allowed for the margin to rebound relatively rapidly as funding maturities and deposit pricings have taken hold. With market rates at the unprecedented low levels that they are today, we see limited opportunities to adjust funding costs thereby allowing our margin to rebound.

Fee income remains strong in the quarter with improvements in the key areas of deposit, loan and trust fees. Loan servicing income continues to be impacted by prepayment and impairment charges brought on with mortgage refinancings. However, these charges were lower in the third quarter.

Non-interest income, which for a long time has been a strength to First Indiana, this quarter reached 40% of total revenue. This compares favorably to 36% in the same quarter last year.

Non-interest expense was $21.4 million for the third quarter, up from $19.7 million last quarter. The largest cause of this increase is due to a $1 million adjustment in the accrual for salaries to improve the accuracy of the accrued but unpaid salary expense on the balance sheet at the end of each period. The salary expense reported on a quarterly basis on the income statement has and continues to be appropriate. We simply have taken this move to adjust the balance sheet to more accurately reflect accrued liability.

Marni McKinney: We continue to be pleased with the progress that our new Chief Lending Officer, Dave Maraman, has made in our commercial lending area. He has confirmed that our policies and procedures are sound and he has begun implementing key changes in our workflow and credit management processes. He has assumed the responsibility of acting Chief Credit Officer until the new CEO makes his or her own selection.

Finally, our former Chief Credit Officer has assumed the responsibility for our loan review function reporting to the audit committee of the board.

I'm also pleased to report that a subcommittee of the board is acting as the search committee for Bud's replacement. We've evaluated 25 or so candidates brought forward by the national executive recruiting firm we engaged for this task. We visited personally with eight very qualified candidates to date, and a similar number of interviews is scheduled over the next few weeks.

The search committee's challenge is to find the most qualified person to lead our community bank in the years ahead. We know this is the single most important decision our board might make and we're treating this as such. The President of First Indiana has been and will continue to be a very visible person in our community. He or she will have a significant influence on setting strategies and will be responsible for the successful execution of those strategies. As soon as we can be more definite on this subject we will.

Bud Melton: This will technically be my last earnings conference call for First Indiana. I'd like to sincerely thank all of our market makers for your support over the years. I'd especially like to thank Fred Cummings and McDonald and Company for their support. Over the years McDonald has consistently been our number one market maker in terms of volume and Fred Cummings, perhaps more than anyone else, has understood the dynamics of the type of bank we've been trying to create.

I know the support directly relates also to their Indianapolis managing partner, David Knall. Dave has been a strong advocate of community banking and the value of our franchise as we position ourselves since we went public in 1983.

I'd also like to thank Steve Covington and Joe Stephen of Stifel Nicolaus. They have also consistently been one of the better analysts who have understood our franchise.

Last, but certainly not least, are our good friends at Keefe, Bruyette and Woods. Until the tragic events of September 11, 2001, Don Koff *(phonetic)* had also begun to appreciate and write about our bank. He will always be remembered in our prayers and memories.

There are many others who have assisted in our success, but these three companies stand out for their involvement extending over many years, and for that I'd like to extend a special thank you.

That concludes our prepared remarks, and now we'd be pleased to address any questions our audience might have with the assistance of our conference operator.

Operator:	At this time, I would like to remind everyone in order to ask a question simply press star then the number one on your telephone keypad. We'll pause for just one moment to compile the Q&A roster.
	Your first question comes from Steve Covington.
Steve Covington:	Good morning, everybody.
Bud Melton:	Good morning, Steve. How are you?
Steve Covington:	Good. How are you guys?
Bud Melton:	Wonderful.
Steve Covington:	Just a couple of quick ones. The increased accrual, is that something that's going to be a one-time expense?

Bill Brunner: Steve, this is Bill. No. Exactly, it is a one-time expense. We've adjusted the balance sheet accrual. As we indicated, the run rate expense each quarter has been the appropriate number. We just stepped up the balance sheet.

Steve Covington: Okay. Maybe I'm missing something. So does the $12,841,000.00 for the quarter does that include an extra $1 million?

Bill Brunner: Yes.

Steve Covington: Will that million bucks be there next quarter too?

Bill Brunner: No.

Steve Covington: Got you. In the net interest margin for the quarter, how much of decline would you say was due to the historically high prepayments during the quarter? And just trying to get an idea of - - and I think you even touched on it - - how quickly that may rebound given prepayment slowdown?

Bill Brunner: Boy, this is going to be anecdotal at best, Steve. But when those prepayments happen I mean the long run affect obviously is and you're losing one of your better yielding assets, and that is not a large portion of our balance sheet, particularly in the residential book.

                                       The hip actually that creates a little more of a one time is when you lose a little bit of time value of the money and you also have to write off any origination costs that are still being amortized on the loan. Of that decline, I would say in the under five basis points.

Steve Covington: Okay. Okay. And as far as balance sheet growth going forward, you touched a little bit on the softness in your economy. I guess first of all, do you see the economy stabilizing at this point based on conversations with customers? And secondly, what are your goals for balance sheet growth given, you know, a more normalized environment for prepayments?

Bud Melton: Well we do see in visiting with some of our clients we do see some discussion that the economy seems to be at least not declining anymore here in central Indiana, and there is some public reports in the newspapers, etcetera, that orders are increasing, etcetera.

We still are enjoying looking at a lot of clients because of our franchise and what we're trying to bring to community banking, but we're also trying to ensure the discipline to make sure that we focus on our credit culture to ensure strong quality in the loans that we're booking.

We historically have not tried to give you indications of future goals of growth, but we do think that our growth probably in 2004 will be conceivably about what it is this year probably in the commercial loan area.

Steve Covington: Okay. Thanks everyone.

Bud Melton: Thank you, Steve. Appreciate it.

Operator: Your next question comes from Marcella Martino.

Marcella Martino: Good morning, everyone.

Bud Melton: Good morning, Marcella. How are you?

Marcella Martino: Good. How are you?

Bud Melton: Fine, thank you.

Marcella Martino: Good. Just a couple of questions. First on the reserve ratio at about 315 I know that you probably won't be -- continue to be in a building mode. What direction do you see this going and are you comfortable with the levels that they're at right now?

Bud Melton: Well one has to wonder whether you're ever
                               comfortable with reserves, but we've taken this initiative
                               to try to ensure that our reserve level now is reflective
                               and indicative of the models that we're putting forth of
                               our portfolio.

                               We were pleased that the charge offs returned to
                               normalcy this quarter, and I think if the charge offs
                               continue at that level then our board I think will be
                               focused on trying to ensure that we maintain the reserve
                               levels from where we are right now. We would not
                               want to be shrinking them I don't think, nor is there an
                               indication that we would have a significant increase
                               unless there would be a deterioration in the portfolio.

Marcella Martino: Okay. And as far as the margin, now that most
                               probably all of the rate cuts are behind us, do you see
                               the margin stabilizing in the fourth quarter?

Bud Melton: I'll defer that to our expert here, Bill Brunner, but I'm
                               pleased that you've gone out on a limb and said that
                               there are no more rate cuts, so Bill?

Bill Brunner: Yeah. Marcella, one of the things we're trying to get
                               out is unlike in the past where the margin had come
                               back quite rapidly, the one thing we are saying here is
                               given the rate environment it's not likely to have that
                               rebound effect, but absent of rate cuts yes the margin
                               will stabilize pretty quickly.

Marcella Martino: Okay. Then in terms of the balance sheet, loans shrank
                               a little bit this quarter. Do you see similar magnitude in
                               the fourth quarter or what do you see as far as the
                               demand out there?

Bud Melton: Well it's clearly the demand right now is a challenge.
                               We've spent a great deal of time trying to, as you can
                               probably guess this quarter, analyzing our own book of
                               business to ensure the credit quality is where we want it
                               to be and we do have our loan officers out on the street
                               aggressively looking for business, but we're not taking

business just to be taking it. We want to make sure we get sound credit quality.

And so consequently we do see some softness in loan demand, but as we look forward, as I said, I think overall our loan demand in 2004 should be comparable to 2003.

Marcella Martino: Okay. Thank you very much.

Bud Melton: Thank you, Marcella. Appreciate it.

Operator: Your next question is from Brad Milsaps.

Brad Milsaps: Good morning.

Bud Melton: Good morning, Brad. How are you?

Brad Milsaps: Good. Good. I was wondering if you could give us an idea of what the potential problem loan list was like or watch list loan list at this point in the quarter?

Bud Melton: Probably the only public information that we've released is that in our September 19th press release, which I'm sure you probably saw, our independent review firm did downgrade 7% of our commercial loans and changed their grades downward. We were - - and I'll let the audience decide whether that 7% is a big number or a small number - - we challenged them to be very thorough when they looked at our portfolio and they were but I don't think we've released any public statistics on our watch list.

But I think it's indicative that we are staying true to our accounting principles and even in spite of the work that the independent firm did in the third quarter. We had just a tick up in our non-performing loans, as I mentioned before. So I think that's the trend number that we show publicly about the credit quality of First Indiana.

Brad Milsaps:	Okay. Okay. Great. Secondly, Bill, I was wondering if you could walk me through the - - I know we talked about this earlier, but the salary expense accrual? And secondly, will there be any one-time expenses personnel related in connection with Mr. Melton's retirement?
Bill Brunner:	Okay. Brad, on the salary expense I'll just try to - - it feels kind of strange because in one sense salary expense has been appropriate and it has been. Largely - - the best way I know how to explain this is you always carry a salary accrual for the unpaid days. We have for many, many years done a salary process whereby we recognize one-year salary expense in each year of income statement. That's how it's been; it's very right. However, over a long period of time you wind up there's slightly more than a 52 week pay period in each year.

And so what we're doing is we're truing up and adjusting our process for evaluating the salary accrual and so to speak bringing it up to make it even more accurately reflect where it's at. So by definition when you update your process you are taking a so to speak one time or an adjusting entry to it. It should not be an ongoing income statement impact. |
Bud Melton:	With regard to the other question, we haven't frankly looked up our head on any of those issues, so if there was anything that would occur we would be sure to announce that.
Brad Milsaps:	Okay. Great. Thank you very much.
Bud Melton:	Thank you.
Operator:	Once again, if you do have a question, simple press star then the number one on your telephone keypad. We'll pause for just one moment to compile the Q&A roster. At this time, there are no further questions.

Bud Melton: We thank all of you very much for participating in the third quarter First Indiana Corporation earnings announcement, and again I'd like to thank all of the market makers who have participated with First Indiana over the years. You have allowed our success and I'm truly indebted to all of you as is Bob and Marni McKinney and our Board of Directors.

Thank you very much. We are signing off.

Marni McKinney: Thank you.

Operator: Thank you for participating in today's conference call. You may now disconnect.

[End of conference call]